SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)
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                      INDEPENDENCE TAX CREDIT PLUS L.P. II
                            (Name of Subject Company)

                        LEHIGH TAX CREDIT PARTNERS L.L.C.
                        LEHIGH TAX CREDIT PARTNERS, INC.
                                    (Bidders)

                       BENEFICIAL ASSIGNMENT CERTIFICATES
                         (Title of Class of Securities)

                                   45378B 10 4
                      (CUSIP Number of Class of Securities)
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                                J. Michael Fried
                           c/o Related Capital Company
                               625 Madison Avenue
                               New York, NY 10022
                                 (212) 421-5333

                                    Copy to:

                                  Peter M. Fass
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000

                     (Name, Address and Telephone Numbers of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                           Calculation of Filing Fee
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         Transaction                                 Amount of
          Valuation*                                Filing Fee
         -----------                                ----------
         $10,680,700                                 $2,136.14
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      *For purposes of calculating the filing fee only. This amount assumes the purchase of 14,732 Beneficial Assignment Certificates (representing assignments of limited partnership interests) ("BACs") of the subject company for $725 per BAC in cash.

{x} Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                     $2,136.14
Form or Registration No.:                   Schedule 14D-1
Filing Party:                               Lehigh Tax Credit Partners L.L.C.
Date Filed:                                 November 10, 1997

                         (Continued on following pages)
                               (Page 1 of 7 pages)

CUSIP No.:  45378B 10 4               14D-1                          Page 2 of 7


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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      LEHIGH TAX CREDIT PARTNERS L.L.C.

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2.    Check the Appropriate Box if a Member of a Group

      (See Instructions)                                                 (a) { }
                                                                         (b) {X}

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3.    SEC Use Only

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4.    Sources of Funds (See Instructions)

      AF; BK

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5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f)
                                                                             | |

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6.    Citizenship or Place of Organization

      Delaware

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7.    Aggregate Amount Beneficially Owned by Each Reporting Person

      85 Beneficial Assignment Certificates (representing assignments of limited partnership interests)

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8.    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See
      Instructions)

                                                                             | |

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9.    Percent of Class Represented by Amount in Row (7)

      Less than 1%

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10.   Type of Reporting Person (See Instructions)

      OO

CUSIP No.:  45378B 10 4               14D-1                          Page 3 of 7


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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      LEHIGH TAX CREDIT PARTNERS, INC.

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2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                 (a) { }
                                                                         (b) {X}

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3.    SEC Use Only



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4.    Sources of Funds (See Instructions)

      AF; BK

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5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f)
                                                                             | |

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Delaware

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7.    Aggregate Amount Beneficially Owned by Each Reporting Person

      85 Beneficial Assignment Certificates (representing assignments of limited partnership interests)

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8.    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
      (See Instructions)
                                                                             | |

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9.    Percent of Class Represented by Amount in Row (7)

      Less than 1%

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10.   Type of Reporting Person (See Instructions)

      CO

                        AMENDMENT NO. 2 TO SCHEDULE 14D-1

      This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on November 10, 1997 by Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company (the "Purchaser"), as amended by Amendment No. 1 dated December 5, 1997, relating to the tender offer by the Purchaser to purchase up to 14,732 issued and outstanding Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests ("Limited Partnership Interests") in Independence Tax Credit Plus L.P. II, a Delaware limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 2.  Identity and Background.

      Items 2(a)-(g) are hereby supplemented and amended to include the information set forth in Section 10 ("Certain Information Concerning the Purchaser and Everest") of the Supplement to the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(7) (the "Supplement"), and Schedule I to the Supplement, which information is incorporated herein by reference.

Item 3.  Past Contacts, Transactions or Negotiations With the Subject Company.

      Item 3(a) is hereby supplemented and amended to include the information set forth in Section 10 ("Certain Information Concerning the Purchaser and Everest") of the Supplement, which information is incorporated herein by reference.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         Items 5(a) and (b) are hereby supplemented and amended to include the information set forth in Section 8 ("Purpose of the Offer; Future Plans") of the Supplement, which information is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

         Items 6(a) and (b) are hereby supplemented and amended to include the information set forth in Section 10 ("Certain Information Concerning the Purchaser and Everest") of the Supplement, which information is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

      Item 7 is hereby supplemented and amended to include the information set forth in Section 10 ("Certain Information Concerning the Purchaser and Everest") of the Supplement, which information is incorporated herein by reference.

Item 10. Additional Information.

      Item 10(f) is hereby supplemented and amended as follows:

     The information set forth in the Supplement and the press release dated December 16, 1997, copies of which are attached hereto as Exhibits (a)(7) and
(a)(8), respectively, is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

      Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

            (a)(7) Supplement to Offer to Purchase dated December 16, 1997.

            (a)(8) Press Release dated December 16, 1997.

            (d)(1) Opinion of Battle Fowler LLP, dated December 16, 1997, regarding tax consequences of the Offer to the Partnership.

            (d)(2) Consent of Battle Fowler LLP.

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 16, 1997

                                           LEHIGH TAX CREDIT PARTNERS L.L.C.

                                           By: Lehigh Tax Credit Partners, Inc.,
                                               its managing member

                                               By: /s/ J. Michael Fried
                                                   -----------------------------
                                                   Name:  J. Michael Fried
                                                   Title: President


                                           LEHIGH TAX CREDIT PARTNERS, INC.

                                           By: /s/ J. Michael Fried
                                               ---------------------------------
                                               Name:  J. Michael Fried
                                               Title: President

                                  EXHIBIT INDEX

EXHIBIT
NO.                                   TITLE
-------                               -----

(a)(7)    Supplement to Offer to Purchase dated December 16, 1997.

(a)(8)    Press Release dated December 16, 1997.

(d)(1) Opinion of Battle Fowler LLP, dated December 16, 1997, regarding tax consequences of the Offer to the Partnership.

(d)(2)    Consent of Battle Fowler LLP.